Item 77C  Central Cash Management Fund (a
series of Investors Cash Trust)

On March 7, 2016, shareholders of Central Cash
Management Fund (to be known as Deutsche
Central Cash Management Government Fund on or about May 2, 2016), a series of Investors Cash Trust
(the "Fund"), approved by unanimous consent, a revision to the Fund's fundamental investment policy related to concentration effective on or about
May 2, 2016.